TELE-OPTICS, INC.
                       48 S. Franklin Turnpike, 3rd Floor
                                Ramsey, NJ 07446

                              INFORMATION STATEMENT
           NOTICE OF CHANGE IN CONTROL AND OF A MAJORITY OF DIRECTORS

        PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14f-1 THEREUNDER
--------------------------------------------------------------------------------

                   Approximate Date of Mailing: March 22, 2004

Dear Shareholder:

         This notification is furnished by the Board of Directors (the "Board") of Tele-Optics, Inc. (the "Company") pursuant to Rule 14f-1 of the Securities and Exchange Act of 1934 (the "Exchange Act") to inform the shareholders of the Company of a change in control of the Company and a change in the majority of the Board effected on February 3, 2004, pursuant to an Agreement and Plan of Merger, dated as of February 3, 2004 (the "Merger Agreement"), by and among the Company, its wholly-owned subsidiary, TLOP Acquisition Company, L.L.C., a New Jersey limited liability company ("Newco"), STB, Inc., a New Jersey corporation ("STB") and the stockholders of STB, John C. Kleinert, W. Peter Ragan, Sr. and
W. Peter Ragan, Jr. (collectively, the "Stockholders").

         This notification was prepared by the Company, except that information about the new directors was furnished to the Company by the new directors. The new directors assume no responsibility for the accuracy or completeness of the information prepared by the Company.

         Please read this notification carefully. It describes the essential terms of the Merger Agreement and contains certain biographical and other information concerning the proposed new directors of the Company. Additional information about the Merger Agreement and the business of the Company is contained in the Company's Quarterly Report on Form 10-QSB dated November 10, 2003, and its Current Report on Form 8-K dated February 18, 2004 (the "Reports"), which were filed with the United States Securities and Exchange Commission (the "Commission"). The Reports and their accompanying exhibits may be inspected without charge at the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Copies of such materials may also be obtained from the SEC at prescribed rates. The SEC also maintains a Web site that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Reports may be obtained from the SEC's EDGAR archives at http://www.sec.gov/cgo-bin/srch-edgar.

                                CHANGE IN CONTROL

         On February 3, 2004 (the "Effective Date"), the parties entered into the Merger Agreement pursuant to which, on the Effective Date, STB was merged with and into Newco (the "Merger") and the Company issued to the Stockholders in exchange for all of the issued and outstanding common stock of STB (a) an aggregate of 79,682,500 shares of Company common stock, par value $.001 per share (the "Common Stock"), (b) the right to receive an aggregate of 23,505,000 additional shares of Common Stock upon the Company's amendment of its certificate of incorporation to increase the total number of shares of capital stock that the Company is authorized to issue, and (c) warrants to purchase for a period of five years an aggregate of 31,681,000 shares of Commons Stock at an exercise price of $.08 per share. Unless otherwise specified, the share numbers provided herein do not give effect to the 13 for one reverse stock split discussed below under the heading "Committees and Meetings of the Board of Directors."

         The 79,682,500 shares of Common stock issued to the Stockholders represented approximately 80% of the total issued and outstanding shares of our Common Stock on the Effective Date after giving effect to the Merger and related transactions.

         This information statement will be mailed to shareholders on or about March 22, 2004 to holders of record of the Company's Common Stock as of the close of business on March 12, 2004. On the Effective Date, the Company had outstanding 100,000,000 shares of Common Stock after giving effect to the Merger and related transactions. Each share of Common Stock is entitled to one vote on all matters to be voted on by shareholders.


              NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS
            IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT

                    WE ARE NOT ASKING YOU FOR A PROXY AND YOU
                      ARE REQUESTED NOT TO SEND US A PROXY

                              INFORMATION STATEMENT

                CHANGES IN MANAGEMENT AND THE BOARD OF DIRECTORS

         In connection with the Merger Agreement, all of the people who were directors prior to the Effective Date appointed Susan M. Massinger as the sole director and resigned as directors. In addition, each of the Company's officers resigned from their respective offices and the Company's sole director Ms. Massinger appointed John C. Kleinert ("Kleinert") as the President and Chief Executive Officer of the Company, W. Peter Ragan, Sr. ("Ragan Sr.") as a Vice President of the Company and W. Peter Ragan, Jr. ("Ragan, Jr.") as the Treasurer, Secretary and Chief Financial Officer of the Company. In addition, subject to and effective upon compliance with Rule 14f-1 under the Exchange Act, Ms. Massinger appointed Kleinert, Ragan Sr. and Ragan Jr. as the new directors and tendered her resignation as a director. Subsequently, Ragan Jr. resigned as a director. Rule 14f-1 provides that Kleinert and Ragan Sr. will become directors ten (10) days after the filing of this Statement with the Securities and Exchange Commission (the "Commission") and its delivery to the Company's shareholders, and each will serve until his successor is elected and qualified. A shareholder vote is not required and will not be taken with respect to the election of the new directors in connection with the Merger Agreement.


                               EXECUTIVE OFFICERS

         The new executive officers of the Company are identified in the table below. Each executive officer of the Company serves at the pleasure of the board of directors of the Company.

                                    Date Became an
Name                       Age      Executive Officer                    Positions
----                       ---      -----------------                    ---------
John C. Kleinert           45       February 3, 2004      President and Chief Executive Officer
W. Peter Ragan, Sr.        57       February 3, 2004      Vice President
W. Peter Ragan, Jr.        33       February 3, 2004      Treasurer, Secretary and Chief Financial
                                                          Officer

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth information available to the Company, as of February 4, 2004 with respect to the beneficial ownership of the outstanding shares of the Company's Common Stock by (i) any holder of more than five percent (5%) of the outstanding shares; (ii) the Company's officers and directors; and
(iii) the Company's officers and directors as a group:

Name and Address of Beneficial Owner(1)         Shares of Common Stock Owned       Percentage (%) of Common Stock(2)
---------------------------------------         ----------------------------       ---------------------------------
David Grantatell(3)                                       7,312,500                              7.3%
John C. Kleinert(4),(6)                                  39,841,250                             39.8%
Susan M. Massinger(6),(7)                                         0                                0%
W. Peter Ragan, Sr.(5),(6)                               19,920,625                             19.9%
W. Peter Ragan, Jr.(5)                                   19,920,625                             19.9%
All officers and directors as a group (four              79,682,500                             79.6%
persons)

(1) Beneficial ownership as reported in the table above has been determined in accordance with Instruction (1) to Item 403 (b) of Regulation S-B of the Securities Exchange Act of 1934.

(2)  Percentages are approximate.

(3) The business address of Mr. Grantatell is 125 Main Avenue, Elwood Park, NJ 07407.

(4) The business address of Mr. Kleinert is 48 S. Franklin Turnpike, 3rd Floor, Ramsey, NJ 07446.

(5) The business address of the stockholder, director or officer, as the case may be, noted above is 3100 Rt. 138 West, Wall, NJ 07719.

(6) Subject to and effective upon compliance with Rule 14f-1 under the Securities Exchange Act of 1934, Ms. Massinger appointed Kleinert and Ragan Sr. as members of our new board of directors and tendered her resignation.

(7) The business address of Ms. Massinger is 2300 Glades Road, Suite 210, West Tower, Boca Raton, FL 33431.

             INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS

         (a) There are no material proceedings known to the Company to which any director, officer or affiliate of the Company, or any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any affiliate of such persons is a party adverse to the Company or has a material interest adverse to the Company.

         (b) The following brief biographies contain information about the Company's proposed directors. The information includes each person's principal occupations and business experience for at least the past five years. This information has been furnished to the Company by the individuals named. Except for the relationship of Ragan Sr. and Ragan Jr., who are father and son, there are no family relationships known to the Company between the directors and executive officers. There are no legal proceedings known to the Company that are material to the evaluation of the ability or integrity of any of the directors or executive officers.

         John C. Kleinert earned a Bachelor of Science degree in Chemical Engineering from Princeton University in 1981. In 1982 Mr. Kleinert was hired by Goldman Sachs in New York and from 1982-1990 he traded various municipal products and was appointed head of the Municipal Trading Desk in 1991. In 1994 Mr. Kleinert was elected a general partner of the firm and served in that capacity until the end of 1997 when he retired and became a limited partner. Since retiring from Goldman Sachs, Mr. Kleinert has pursued several business ventures. He manages a trading operation, JCK Investments, which invests in equities, bonds, commodities and options. He was also a co-founder of STB.

         W. Peter Ragan, Sr. received a Bachelor of Science in Marketing from LaSalle University in 1968 and earned his law degree from the Seton Hall University School of Law in 1974. Since his graduation he has practiced primarily in the area of creditor's rights. Mr. Ragan practiced with the firm of Schaefer and Crawford in Ocean Township, New Jersey, from 1974 to 1979 where he specialized in municipal law and creditor's rights. From 1979 through May of 1998, Mr. Ragan was a principal of Blankenhorn & Ragan, PC, and its predecessor partnership. In May of 1998, the firm of Ragan & Ragan, PC was created where Mr. Ragan is presently senior partner and continues with his focus upon creditor's rights. Mr. Ragan has been a member of the New Jersey State Bar since 1974 and is also admitted to practice before the United States District Court for the District of New Jersey, United States Third Circuit Court of Appeals and the United States Supreme Court. Mr. Ragan was also a co-founder of STB.

         No employee of the Company receives any additional compensation for his or her services as a director. Non-management directors receive no salary for their services as such, but may participate in the Company's stock option plans. The board of directors has authorized payment of reasonable travel or other out-of-pocket expenses incurred by non-management directors in attending meetings of the board of directors and committees thereof.

             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Exchange Act and regulations thereunder require the Company's executive officers and directors, and persons who own more than ten percent of the Common Stock of the Company to file reports of ownership and changes in ownership with the Commission, and to furnish the Company with copies of all such Section 16(a) reports filed. Based solely on the Company's review of copies of the Section 16(a) reports filed for the fiscal year ended December 31, 2003 and for the period January 1, 2004 through March 15, 2004, the Company believes that all reports have been filed in a timely manner.

                     TRANSACTIONS WITH MANAGEMENT AND OTHERS

         Except as set forth below, no transactions have occurred since the beginning of the Company's last fiscal year or are proposed with respect to which a director, executive officer, security holder owning of record or beneficially more than 5% of any class of the Company's securities or any member of the immediate families of the foregoing persons had or will have a direct or indirect material interest.

         Pursuant to the Merger Agreement, Kleinert agreed that as soon as practical after the Company authorizes a series of preferred stock, he will convert all of the debt owed by the Company to him into shares of preferred stock. Upon the filing of a certificate of amendment amending our certificate of incorporation to create a series of "blank check" preferred stock, as described below, the Company expects to designate a series of preferred stock to permit the conversion of the debt. After giving effect to the 13 for one reverse stock split, the Company expects that the preferred stock will have the following rights and preferences: (a) a liquidation preference senior to the common stock in an amount equal to the purchase price of the preferred stock plus accrued but unpaid dividends, (b) a right to receive dividends equal to prime plus one-percent per annum times $1.00, (c) a right to convert each share of preferred stock into one share of common stock at the option of the holder, and
(d) a right to one vote per share, voting with the common stock on all matters except as required by law. The Company expects that Kleinert will receive one share of preferred stock for each $1.00 of debt that the Company owes to him. Currently, the Company owes Kleinert approximately $3.9 million.

                           INDEBTEDNESS OF MANAGEMENT

         There has been no indebtedness owed to the Company since the beginning of the Company's last fiscal year by any director, executive officer, security holder owning of record or beneficially more than 5% of any class of the Company's securities or any member of the immediate families of the foregoing persons, any corporation or organization of which any of the foregoing persons serves as an executive officer, partner, beneficial owner of 10% or more of any class of equity securities, or any trust in which any of the foregoing persons has a substantial beneficial interest or serves as trustee or in a similar capacity.

                COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS

         There are no standing committees of the Board.

         Since the Effective Date, the Board designees have held no meetings. Pursuant to a written consent of the sole director the Company determined that it was in the best interest of the Company to (a) authorize the filing of an amendment to the Company's certificate of incorporation to: (i) change the name of the Company to Velocity Asset Management, Inc., (ii) effect a 13 for one reverse stock split pursuant to which every 13 shares of common stock outstanding on the date the Certificate of Amendment of Certificate of Incorporation is filed with the Delaware Secretary of State are to be converted into one share of common stock, and (iii) to increase the number of authorized shares of common stock and create a series of "blank check" preferred stock and
(b) adopt an equity compensation program.


                EXECUTIVE COMPENSATION AND EMPLOYMENT AGREEMENTS

         Prior to the Merger Agreement and during the Company's fiscal 2003, the officers and directors of the Company received no cash or other form of compensation for their services from the Company during such period.


                                STOCK OPTION PLAN

         The Company's 2004 Equity Incentive Program (the "Program") was adopted by the Board in March 2004 and approved by the Company's stockholders in March 2004, subject to becoming effective 20 days after the mailing of the Schedule 14C Information Statement to shareholders with respect thereto as required under applicable law. The Program was adopted to secure for the Company and each of its Affiliates (as defined in the Program) the benefits arising from ownership of the Company's Common Stock by those officers, directors and employees of, and consultants to, the Company and/or any of its Affiliates who are most responsible for the growth and success of the Company and its Affiliates.

         The Program provides for the grant of incentive stock options ("ISO's"), nonqualified stock options ("NQSOs," and collectively with ISOs, "Options"), restricted stock grants ("Restricted Stock Awards") and Common Stock-based awards other than options or restricted stock grants, including, but not limited to, unrestricted stock grants ("Unrestricted Stock Awards," and collectively with Options, Restricted Stock Awards and other Common Stock based Awards, "Awards") as approved by the Board or a committee thereof (the "Committee"). ISOs granted under the Program are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). NQSOs granted under the Program are intended not to qualify as incentive stock options under the Code.

         The total number of shares of the Company's Common Stock that may be issued under the Program upon the exercise of all Options granted under the Program or the satisfaction by all recipients of all conditions necessary for the receipt of Restricted Stock Awards and/or Unrestricted Stock Awards may not exceed 13,000,000, of which 6,500,000 shares shall be available for issuance under ISOs and 6,500,000 shares shall be available for issuance under NQSOs, Restricted Stock Awards and/or Unrestricted Stock Awards. The 6,500,000 shares of the Company's Common Stock available for issuance under ISOs shall be increased annually, starting with the calendar year following the calendar year in which the Program is adopted, by 5% of the excess, if any, of (i) the total number of issued and outstanding shares of the Company's Common Stock as of the first day of the fiscal year of the Company beginning with or within any such subsequent calendar year over (ii) the total number of issued and outstanding shares of the Company's Common Stock as of the date on which the Program is adopted; provided, however, that as of the date of any such annual increase, the total number of shares of the Company's Common Stock available for issuance under incentive stock options under the Program may not exceed 32.5% of the total number of authorized shares of the Company's Common Stock as of the date on which the Program is adopted. The 6,500,000 shares of the Company's Common Stock available for issuance under NQSOs, Restricted Stock Awards and/or Unrestricted Stock Awards shall be increased annually, starting with the calendar year following the calendar year in which the Program is adopted, by the sum of (i) 15% of the excess, if any, of (A) the total number of issued and outstanding shares of the Company's Common Stock at the time the first such Award is made during such subsequent calendar year over (B) the total number of issued and outstanding shares of the Company's Common Stock as of the date on which the Program is adopted, (ii) the total number of shares of the Company's Common Stock repurchased by the Company under the Program during the preceding calendar year and (iii) the total number of shares of the Company's Common Stock surrendered to the Company during the preceding calendar year in payment of the exercise price of NQSOs; provided, however, that, as of the date of any such annual increase, the total number of shares of the Company's Common Stock available for issuance under NQSOs, Restricted Stock Awards and/or Unrestricted Stock Awards shall not exceed 50% of the total number of authorized shares of Common Stock as of the date on which the Program is adopted. If any Award expires, or is terminated or forfeited, in whole or in part, the unissued shares of the Company's Common Stock covered by such Award shall again be available for the grant of Awards under the Program. If any Award granted under the Program shall expire or terminate for any reason without having been exercised in full, the unpurchased shares of the Company's Common Stock subject to such Award shall again be available for subsequent Awards under the Program. Awards issued under the Program may consist in whole or in part of authorized but unissued shares or treasury shares. The number of shares of the Company's Common Stock available for issuance under the Program is subject to adjustment, as set forth in the Program, in the event of any stock split, Reverse Split, stock dividend, extraordinary cash dividend, recapitalization, reorganization merger, consolidation, exchange of shares, liquidation, spin-off, split-up or other similar change in capitalization of the Company.

         The total number of shares of the Company's Common Stock that may be granted under all Awards made to a recipient during any one calendar year may not exceed 100,000 shares.

         Eligible participants under the Program include the following persons:
(i) executive officers, officers and directors (including advisory and other special directors) of the Company and/or any of its Affiliates; (ii) full-time and part-time employees of the Company and/or any of its Affiliates; and (iii) natural persons engaged by the Company or any Affiliate as consultants.

         Except as otherwise expressly provided therein, the Program provides that the Board, or a committee appointed by the Board to administer the Program, shall have complete discretion to determine when and to which eligible participants Awards are to be granted, the number of such shares of the Company's Common Stock to be awarded to each such participant and the terms and conditions of each Award. An Award may be made for cash, property, services rendered or other form of payment constituting lawful consideration under applicable law. No grant will be made if, in the judgment of the Board or the committee described above, as the case may be, such a grant would constitute a public distribution within the meaning of the U.S. Securities Act of 1933, as amended, or the rules or regulations promulgated thereunder.

         The Program terminates on the tenth anniversary of its adoption by the Board unless terminated earlier by the Board. Upon termination of the Program, no new Awards may be granted; however, Awards previously granted may extend beyond the termination date.


                                           TELE-OPTICS, INC.



                                           /s/ JOHN C. KLEINERT
                                           -------------------------------------
                                           John C. Kleinert
                                           President and Chief Executive Officer